ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008

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D E  V I S S E R  G R A Y  L L P

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Animas Resources Ltd.

We have audited the consolidated balance sheets of Animas Resources Ltd. as at December 31, 2008 and 2007 and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2008 and the five and twelve month periods ended December 31, 2007 and July 31, 2007, respectively. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and cash flows for the year ended December 31, 2008 and the periods ended December 31, 2007 and July 31, 2007 in conformity with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 13, 2009

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements.  Although we conducted our audits in accordance with both Canadian GAAS and the standards of the PCAOB, our report to the shareholders dated April 13, 2009 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 13, 2009

ANIMAS RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Balance Sheets
As at December 31
	2008	2007

Assets

Current assets:
Cash and cash equivalents	$3,518,101	$6,629,208
Amounts receivable	12,891	100,032
Subscription receivable (Note 7)	-	370,000
Prepaid expenses	20,547	29,591
	3,551,539	7,128,831
Mineral properties (Note 5)	11,827,534	6,432,526
Equipment (Note 6)	37,879	17,269
	$15,416,952	$13,578,626

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$103,289	$77,595
Due to related parties (Note 8)	13,162	16,718
Current portion of long-term debt (Note 4)	611,400	491,000
	727,851	585,313
Long-term debt (Note 4)	611,400	982,000
	1,339,251	1,567,313

Shareholders’ Equity:
Share capital (Note 7)	15,303,184	12,252,817
Shares subscribed	-	2,000
Contributed surplus	731,008	50,467
Deficit	(1,956,491)	(293,971)
	14,077,701	12,011,313
	$15,416,952	$13,578,626
Commitments and contingencies (Note 10)
Subsequent event (Note 16)

Approved by the Board of Directors:
“Gregory E. McKelvey”	Director
Gregory E. McKelvey

“Mark T. Brown”	Director
Mark T. Brown

ANIMAS RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Operations and Comprehensive Loss

	Year ended December 31 2008	Five months ended December 31 2007	Year ended July 31 2007

Expenses:
Amortization	$ 6,840	$ 1,151	$ -
Bank charges and interest	5,294	4,601	1,398
Corporate development	74,087	25,166	5,219
Filing fees	23,502	21,135	48,438
Insurance	8,056	1,298	-
Management and consulting fees	34,297	10,509	2,088
Office	192,469	69,199	20,371
Professional fees	242,448	88,255	29,859
Rent	7,000	2,500	4,000
Shareholders’ communication	154,706	35,961	14,032
Stock-based compensation	719,921	-	37,608
Transfer agent fees	24,781	12,089	9,873
Travel	19,411	6,574	8,275
Wages	-	-	23,430
Loss before other items	1,512,812	278,438	204,591

Other items:
Interest income	(184,983)	(76,973)	(19,819)
Foreign exchange (gains)	334,691	(91,852)	(2,284)
	149,708	(168,825)	(22,103)
Net loss and comprehensive loss	$ 1,662,520	$ 109,613	$ 182,488
Loss per share – basic and diluted	$ 0.06	$ 0.01	$ 0.06
Weighted average number of common shares outstanding	26,532,405	21,447,039	3,273,792

ANIMAS RESOURCES LTD.
(An Exploration Stage Company)
Statement of Shareholders’ Equity
	Number of Shares	Amount	Shares Subscribed	Contributed Surplus	Deficit	Total Shareholders’ Equity

Balance at July 31, 2006	1,000,000	$ 100,000	$ -	$ -	$ (1,870)	$ 98,130
Share Issues:
Initial public offering (“IPO”) (Note 7(b))	1,500,000	300,000	-	-	-	300,000
Qualifying transaction (Note 4)	5,250,000	2,625,000	-	-	-	2,625,000
Private placements (Note 7(c))	12,400,000	6,200,000	-	-	-	6,200,000
Agent’s commission (Note 7(c))	455,000	227,500	-	-	-	227,500
Finder’s fee (Note 4)	379,000	189,500	-	-	-	189,500
Exercise of Agent’s options (Note 7(b))	150,000	30,000	-	-	-	30,000
Fair value of Agent’s options exercised (Note 7(b))	-	18,977	-	(18,977)	-	-
Share issue cost – IPO	-	(423,600)	-	89,004	-	(334,596)
Stock-based compensation (Note 7(g))	-	-	-	37,608	-	37,608
Net loss and comprehensive loss for the year	-	-	-	-	(182,488)	(182,488)
Balance at July 31, 2007	21,134,000	9,267,377	-	107,635	(184,358)	9,190,654
Share Issues:
Private placement (Note 7(c))	2,500,000	2,500,000	-	-	-	2,500,000
Option payment (Note 5)	21,739	20,000	-	-	-	20,000
Exercise of options (Note 7(f))	120,000	24,000	-	-	-	24,000
Exercise of Agent’s and Finder’s warrants (Note 7(c))	407,768	224,272	-	-	-	224,272
Fair value of the options and warrants exercised (Note 7(c) & 7(f))	-	57,168	-	(57,168)	-	-
Exercise of warrants (Note 7(c))	160,000	160,000	-	-	-	160,000
Excess proceeds received	-	-	2,000	-	-	2,000
Net loss and comprehensive loss for the five months	-	-	-	-	(109,613)	(109,613)
Balance at December 31, 2007	24,343,507	12,252,817	2,000	50,467	(293,971)	12,011,313
Share Issues:
Qualifying transaction (Note 4)	325,829	509,475	-	-	-	509,475
Option payments (Note 5)	542,266	708,793	-	-	-	708,793
Property payment – Bacanuchi (Note 5)	400,000	200,000	-	-	-	200,000
Net smelter royalty repurchase (Note 5)	50,000	62,500	-	-	-	62,500
Exercise of options (Note 7(f))	45,000	22,500	-	-	-	22,500
Exercise of Agent’s and Finder’s warrants (Note 7(c))	320,957	176,526	-	-	-	176,526
Fair value of option and warrants exercised (Note 7(c) & 7(f))	-	39,380	-	(39,380)	-	-
Exercise of warrants (Note 7(c))	1,331,193	1,331,193	-	-	-	1,331,193
Stock-based compensation (Note 7(g))	-	-	-	719,921	-	719,921
Excess proceeds received	-	-	(2,000)	-	-	(2,000)
Net loss and comprehensive loss for the year	-	-	-	-	(1,662,520)	(1,662,520)
Balance at December 31, 2008	27,358,752	$ 15,303,184	$ -	$ 731,008	$ (1,956,491)	$ 14,077,701

ANIMAS RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
	Year ended December 31 2008	Five months ended December 31 2007	Year ended July 31 2007
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Net loss for the period	$ (1,662,520)	$ (109,613)	$ (182,488)
Items not involving cash:
Amortization	6,840	1,151	-
Accrued interest income	(4,634)	(75,901)	-
Stock-based compensation	719,921	-	37,608
Foreign exchange (losses) gains on long-term debt	259,275	(115,650)	-
	(681,118)	(300,013)	(144,880)
Changes in non-cash working-capital items:
Amounts receivable	91,775	5,649	(14,188)
Prepaid expenses	9,044	(7,408)	(22,183)
Accounts payable and accrued liabilities	(29,982)	(39,075)	69,789
Net cash used in operating activities	(610,281)	(340,847)	(111,462)

INVESTING ACTIVITIES
Exploration costs	(4,371,595)	(699,548)	(371,612)
Cash acquired from Qualifying Transaction	-	-	20,166
Cash paid in Qualifying Transaction	-	-	(912,245)
Purchase of equipment	(27,450)	(18,420)	-
Net cash used in investing activities	(4,399,045)	(717,968)	(1,263,691)

FINANCING ACTIVITIES
Proceeds from issuance of share capital	1,898,219	2,540,272	6,530,000
Share issue costs	-	-	(107,096)
Net cash provided by financing activities	1,898,219	2,540,272	6,422,904

Net change in cash and cash equivalents	(3,111,107)	1,481,457	5,047,751

Cash and cash equivalents, beginning of period	6,629,208	5,147,751	100,000

Cash and cash equivalents, end of period	$ 3,518,101	$ 6,629,208	$ 5,147,751
Supplemental disclosure with respect to cash flows (Note 9).

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on June 29, 2006, under the British Columbia Business Corporations Act. On December 14, 2006, the Company completed its initial public offering and its common shares began trading on the TSX Venture Exchange (the “Exchange”) under the symbol “DCP.P”.

As a Capital Pool Company (“CPC”), the principal business of the Company was to complete a Qualifying Transaction (“QT”).  On July 13, 2007, the Company received final approval from the Exchange for the acquisition of three Mexican companies that collectively owned a significant portion of the Santa Gertrudis gold deposit in Mexico (Note 4), the related private placements (Note 7(c)) and the name change.

In 2007, the Company changed its year end from July 31 to December 31 such that these consolidated financial statements are for the year ended December 31, 2008 with comparatives for the five months ended December 31, 2007 and the year ended July 31, 2007.

The Company is primarily engaged in the acquisition and exploration of mineral properties. To date, the Company has not earned significant revenues and is considered to be in the exploration stage. The Company has an accumulated operating deficit of $1,956,491 to date. The Company’s operations are funded from equity financings which are dependent upon many external factors and may be difficult or impossible to secure.

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of the amount shown for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and the classification of liabilities that might be necessary should the Company be unable to continue in the normal course of business.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of consolidation

These consolidated financial statements are inclusive of the accounts of the Company and its wholly-owned subsidiaries: First Silver Reserve, S.A. de C.V., Recursos Escondidos, S.A. de C.V. and Compania Minera Chuqui, S.A. de C.V.  All intercompany transactions have been eliminated upon consolidation.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

2.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(b)

Use of estimates

The preparation of these consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of impairment of mineral property and deferred exploration costs, and accrued liabilities, the assumptions used in the determination of the fair value of stock-based compensation and the determination of the valuation allowance for future income tax assets. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

(c)

Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is calculated presuming the exercise of outstanding options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

(d)

Mineral properties

The cost of mineral properties and related exploration expenditures are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized over the estimated useful life of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned.

Cost includes cash consideration and the fair market value of any shares issued for the acquisition of mineral properties. Properties acquired under option agreements are recorded in the accounts at such time as payments are made. Proceeds from options granted are applied to the cost of the related property and any excess is included in income for the period.

The recorded amounts of mineral claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral properties periodically and will recognize an impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property. Management’s assessment of a property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

2.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(e)

Asset retirement obligations

The Company recognizes a liability for an asset retirement obligation when it is determinable and calculates the liability based upon undiscounted future payments to be made. A corresponding amount is added to the carrying amount of the related long-lived asset, and this amount is subsequently allocated to expense over its expected life.  Adjustments will also be made in subsequent periods to changes in asset retirement obligations due to changes in estimates.  As at December 31, 2008, the Company did not have any asset retirement obligations.

(f)

Impairment of long-lived assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amount of the asset exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

(g)

Environmental expenditures

The operations of the Company have been and may in the future, be affected in varying degrees by changes in environmental regulations, including those for site restoration costs.  Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs are recognized when the ultimate liability is reasonably determinable, and are charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

(h)

Amortization

The Company provides for amortization on its equipment on a straight line method over the estimated useful life of the equipment.

(i)

Future income taxes

The Company accounts for, and measures future tax assets and liabilities, in accordance with the asset and liability method. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the future benefit is taken and no asset is recognized. Such an allowance applies fully to all potential income tax assets of the Company.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

2.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(j)

Stock based compensation

The Company accounts for stock-based compensation using a fair value-based method with respect to all stock-based payments to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged to operations, with the offset credit to contributed surplus, over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital. The Company does not incorporate an estimated forfeiture rate for options that will not vest, but rather accounts for actual forfeitures as they occur.

(k)

Comprehensive income

Comprehensive income is the overall change in the net assets of the Company for the period, other than changes attributed to transactions with shareholders. It is made up of net income and other comprehensive income. The historical make up of net income has not changed. Other comprehensive income includes gains or losses, which GAAP requires to be recognized in a period but excluded from net income for that period.  The Company has no items of other comprehensive income in any period presented. Accordingly, net loss as presented in the Company’s statement of operations and comprehensive loss equals comprehensive loss.

(l)

Cash and cash equivalents

Cash and cash equivalents consist of cash and term investments with maturities of three months or less, deposited in a high-quality financial institution, together with accrued interest thereon. Term investments are readily convertible to known amounts of cash.

(m)

Foreign currency translation

The Company’s reporting currency is the Canadian Dollar. The Company’s Mexican operations are considered to be integrated operations with foreign currency transactions translated into Canadian Dollars as follows:

•

monetary assets and liabilities at the rates of exchange prevailing at the balance sheet dates;

•

other assets and liabilities at the applicable historical exchange rates;

•

revenues and expenses at the average rates of exchange for the period; and

•

gains and losses arising from the conversion of foreign-currency balances and transactions are reported in income as they occur.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

2.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(n)

Financial instruments

All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend upon initial classification as follows: held-for-trading financial instruments are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts would be recorded in net income.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments

(o)

Comparative figures

Certain comparative figures have been reclassified in order to conform to the current year’s financial statement presentation.

(p)

Changes in accounting policies

On January 1, 2008, the Company adopted the following provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections.  There was no material impact on the Company’s financial condition or operating results as a result of the adoption of these new standards:

(a)

Section 3862 – Financial Instruments – Disclosures, which replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories (see Note 13).

(b)

Section 3863 – Financial Instruments – Presentation, to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows (see Note 13).

(c)

Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed (see Note 14).  Under this standard, the Company will be required to disclose the following:

•

qualitative information about its objectives, policies and processes for managing capital;

•

summary quantitative data about what it manages as capital;

•

whether during the period it complied with any externally imposed capital requirement to which it is subject; and

•

when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

(d)

Section 1400 – General Standards of Financial Statement Presentation, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern (see Note 1).

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

 3.

NEW ACCOUNTING STANDARDS NOT YET ADOPTED

(a)

Goodwill and intangible assets:

In February 2008, the CICA issued CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces CICA Handbook Section 3062, “Goodwill and Other Intangible Assets” as well as CICA Handbook Section 3450, “Research and Development”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. As this standard applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2008, the Company will adopt this new standard effective January 1, 2009 (the first day of the Company’s 2009 fiscal year) retrospectively with a restatement of prior periods. Implementation of this new standard is not expected to have a material impact on the Company’s financial statements and disclosures.

(b)

Convergence to International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Company’s reporting for the first quarter of 2011, for which the current and comparative information will be prepared under IFRS.

The Company commenced its IFRS conversion project in 2008. The Company’s IFRS project consists of three phases – scoping, evaluation and design, and implementation and review. The Company has commenced the scoping phase of the project, which consists of project initiation and awareness, identification of high-level differences between Canadian GAAP and IFRS and project planning and resourcing. The Company has completed a high level scoping exercise and has prepared a preliminary comparison of financial statement items that will be impacted by the conversion.

A detailed assessment of the impact of adopting IFRS on the consolidated financial statements, accounting policies, information technology and data systems, internal controls over financial reporting, disclosure controls and procedures, and the various covenants and capital requirements and business activities has not been completed. The impact on such elements will depend on the particular circumstances prevailing at the adoption date and the IFRS accounting policy choices made by the Company. The Company has not completed its quantification of the effects of adopting IFRS. The financial performance and financial position as disclosed in our Canadian GAAP financial statements may be significantly different when presented in accordance with IFRS.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

4.

QUALIFYING TRANSACTION

On July 5, 2007, the Company acquired 100% of the issued and outstanding common shares of First Silver Reserve, S.A. de C.V (“First Silver”), Recursos Escondidos, S.A. de C.V. (“Recursos”) and Compania Minera Chuqui, S.A. de C.V. (“Chuqui”). Together, these Companies control the Santa Gertrudis Gold Project in northern Mexico and at the date of acquisition owned or had options to acquire an aggregate of 35 mineral claims.

To acquire First Silver and Recursos, the Company made a non-refundable deposit of $25,000, a subsequent cash payment of US$650,000 and issued 1,500,000 of its common shares, which are subject to an escrow agreement. The Company will also make three additional payments of US$500,000 to the vendor, MetalQuest (“MetalQuest”) (formerly Sonora Gold Corporation), payable at the Company’s discretion in cash or common shares on each of the first, second and third anniversary dates of the acquisition.

On March 27, 2008, the Company exercised its right to make the first anniversary payment of US$500,000 due to MetalQuest in shares and issued 153,295 common shares valued at $1.66 per share to MetalQuest for 50% of the first payment of US$500,000. On July 9, 2008, the Company issued another 172,534 shares to pay for the remaining US$250,000. As at December 31, 2008, the second anniversary payment of US$500,000 (C$611,400) payment was reported as a current liability on the Company’s balance sheet, with the residual obligation, not due within one year, classified as non-current. See subsequent event (Note 16).

To acquire Chuqui, the Company paid $200,000 in cash and issued 3,750,000 common shares, a portion of which is also subject to an escrow agreement.

A finder’s fee of 379,000 common shares of the Company has also been paid to an arm’s length party for the acquisition of First Silver and Recursos. These shares have been escrowed and will be released from escrow as consideration is paid for the acquisition, subject to various conditions.

Consideration for these acquisitions has been measured as equal to the total cash amounts paid and payable plus common shares of the Company issued at a value of $0.50 each, which was the price of the concurrent private placement financings completed as more fully described at Note 7(c).  The total consideration so determined of $5,315,395 was applied to these acquired companies’ working capital accounts at their carrying values, with the excess allocated to mineral property interests.  The following table summarizes these amounts:

	First Silver	Recursos	Chuqui	Total

Cash and cash equivalents	$ 18,133	$ 622	$ 1,411	$ 20,166
Amounts receivable	77,244	8,850	49,486	135,580
Mineral properties	1,524,821	1,610,725	2,024,103	5,159,649
	$ 1,620,198	$ 1,620,197	$ 2,075,000	$ 5,315,395

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

5.

MINERAL PROPERTIES

Santa Gertrudis Property

The Santa Gertrudis Property is located in the Santa Teresa District, Cucurpe, Sonora State, Mexico and consists of mineral claims that are 100% owned and other continuous claims under option as follows.

Lopez-Limon Option Agreement

The Company signed an option agreement on June 1, 2007 to purchase 10 mineral claims in the Santa Gertrudis Property at any time on or before June 1, 2011 by making the following payments:

	Amount (US$)
June 1, 2007	$ 50,000	Paid
December 1, 2007	75,000	Paid
June 1, 2008	75,000	Paid
December 1, 2008	150,000	Paid
June 1, 2009	150,000
December 1, 2009	250,000
June 1, 2010	250,000
December 1, 2010	300,000
June 1, 2011	700,000

Total	$ 2,000,000

Don Victor Option Agreement

On December 26, 2008, the Company and the optionor amended its original agreement signed on July 24, 2007 to purchase three mineral claims in the Santa Gertrudis Property. Under the terms of amended agreement the following cash and share payments are required:

	Amount in cash and common shares at the discretion of the Company (US$)		Amount in common shares (US$)
At signing	$ 25,000	Cash paid	$ 20,000	Issued
July 24, 2008	25,000	Cash paid	25,000	Issued
January 24, 2009	65,000	Shares issued subsequently	-
July 24, 2009	77,500		-
January 24, 2010	90,000		-
July 24, 2010	100,000		-
January 24, 2011	110,000		-
July 24, 2011	127,500		-
January 24, 2012	135,000		-
July 24, 2012	150,000		-

Total	$ 905,000		$ 45,000

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

5.

MINERAL PROPERTIES - CONTINUED

Santa Gertrudis Property - Continued

Albelais Varela Option Agreement

On August 13, 2007, the Company signed an option agreement with an arm’s length party to purchase two mineral claims in the Santa Gertrudis Property by making the following cash payments:

	Amount in cash (US$)
August 13,2007	$ 20,000	Paid
August 13, 2008	20,000	Paid
February 13, 2009	20,000	Paid subsequently
August 13, 2009	20,000
February 13, 2010	20,000
August 13, 2010	20,000
February 13, 2011	20,000
August 13, 2011	20,000
February 13, 2012	20,000
August 13, 2012	20,000
Final option payment	20,000

Total	$ 220,000

San Enrique and Greta Option

MetalQuest, the vendor of First Silver and Recursos, had granted an option to Minera Teck Cominco, S.A. de C.V. (“MTC”) whereby MTC could earn up to a 70% interest in certain mineral claims contiguous to the Santa Gertrudis property known as the San Enrique and Greta properties.  Under the terms of the QT, the Company had a right of first refusal option to purchase the San Enrique and Greta properties from MetalQuest by paying US$450,000 plus an additional US$20 per ounce over 45,000 ounces on the San Enrique and Greta properties that are reported in a NI 43-101 compliant geological resource report and that are in the measured and indicated category using a 1.5 gram per tonne cut off.  The amount due to exercise the option could be paid in common shares of the Company at its election.  The Company’s option was only for a period of 120 days from the day MTC terminated its pre-existing option with MetalQuest.

On March 11, 2008, the Company exercised its option and acquired the San Enrique and Greta properties by issuing 307,429 common shares at a value of $1.44 per share.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

5.

MINERAL PROPERTIES - CONTINUED

Santa Gertrudis Property - Continued

Minera Lixivian Option Agreement

On October 15, 2008, the Company signed an option agreement with Minera Lixivian, S.A. de C.V. to purchase two concessions within the Santa Gertrudis Property by making the following cash and share payments:

	Amount in cash (US$)		Amount in common shares (US$)
October 15, 2008	$ 165,000	Paid	$ 228,000	Issued
April 15, 2009	165,000	Paid subsequently
October 15, 2009	62,000
April 15, 2010	30,000

Total	$ 422,000		$ 228,000

On October 17, 2008, the Company received final approval from the Exchange for this acquisition and issued 217,000 common shares at a value of $1.11 per share.

Net Smelter Royalty

In 2007, the Company purchased all Net Smelter Royalties listed below by paying $87,500 cash and issuing 50,000 common shares at a value of $1.25 per share on January 10, 2008. With these purchases, there are no remaining royalties on the Santa Gertrudis Property.

•

production royalties on the claims owned by First Silver equal to 2% of the Net Smelter Return.

•

royalties on the claims owned by Recursos equal to US$0.10 for every ton of ore extracted, until a maximum of US$2,000,000 is reached and production royalties equal to 1% of the Net Smelter Return.

•

Net Smelter Return is defined as the fair market value of all products less all costs, charges and expenses paid or incurred by the Company with respect to such products; including those incurred after such products leave the property.

Bacanuchi Property

The Company entered into a letter of intent dated June 18, 2007, with the owner of the Bacanuchi property to acquire this property in consideration of issuing 400,000 common shares of the Company at a price of $0.50 per share.  $10,000 was advanced to the property owner for mining taxes.  The definitive purchase and sale agreement was completed in 2008 and the title has been registered with the authorities in Mexico.  The Exchange approved this transaction on July 12, 2007 and the shares were issued on April 11, 2008.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

5.

MINERAL PROPERTIES - CONTINUED

The amounts shown represent costs incurred to date, and do not necessarily represent present or future values as they are entirely dependent upon the discovery and economic recovery of ore reserves.  A breakdown of expenditures and carrying values by period is as follows:

	July 31, 2007	Expenditures for the period	December 31, 2007	Expenditures for the year	December 31, 2008
Santa Gertrudis Property
Acquisition costs	$ 5,407,041	$ -	$ 5,407,041	$ -	$ 5,407,041
Annual mining taxes	38,181	25,559	63,740	229,757	293,497
Assaying	-	-	-	52,738	52,738
Camp and general	-	72,236	72,236	219,096	291,332
Drilling	-	-	-	908,876	908,876
Environmental costs	2,409	-	2,409	10,020	12,429
Field costs	-	806	806	14,600	15,406
Foreign value added tax credit	120,072	27,776	147,848	286,910	434,758
Geology	7,477	45,397	52,874	551,166	604,040
Geophysical	27,496	67,562	95,058	438,775	533,833
Metallurgical consulting	-	-	-	5,646	5,646
Net smelter royalty payments	-	87,500	87,500	62,500	150,000
Office and administrative	12,218	105,320	117,538	12,444	129,982
Option payments	61,061	147,440	208,501	1,237,342	1,445,843
Resources calculation	-	8,223	8,223	103,702	111,925
Surface access fees	-	-	-	84,934	84,934
Travel	-	33,738	33,738	256,647	290,385
Wages	-	110,954	110,954	664,863	775,817
	5,675,955	732,511	6,408,466	5,140,016	11,548,482
Bacanuchi
Assaying	-	-	-	2,425	2,425
Geology	-	-	-	21,008	21,008
Geophysical	-	-	-	997	997
Mining property payments	13,387	-	13,387	-	13,387
Office and administrative	-	-	-	387	387
Option payments	10,673	-	10,673	200,000	210,673
Staking	-	-	-	26,351	26,351
Travel	-	-	-	3,824	3,824
	24,060	-	24,060	254,992	279,052
Total	$ 5,700,015	$ 732,511	$ 6,432,526	$ 5,395,008	$ 11,827,534

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

6.

EQUIPMENT

	December 31, 2008			December 31, 2007
	Cost	Accumulated amortization	Net book value	Net book value
Vehicle	$ 20,554	$ (5,529)	$ 15,025	$ 17,269
Office equipment	7,935	(1,086)	6,849	-
Exploration equipment	17,381	(1,376)	16,005	-
	$ 45,870	$ (7,991)	$ 37,879	$ 17,269

7.

SHARE CAPITAL

a) Authorized

The Company has authorized share capital of an unlimited number of common shares without par value.

b) Initial Public Offering

The Company filed its final prospectus on October 27, 2006, in order to offer to the public a minimum of 1,500,000 common shares at a price of $0.20 per share for total gross proceeds of $300,000. On December 12, 2006, the Company closed its IPO and the common shares of the Company began trading on the Exchange on December 14, 2006 under the symbol “DCP.P” as a Capital Pool Company.

Leede Financial Markets Inc., the agent for the Company’s IPO, was paid a corporate finance fee of $7,500 and a commission of $30,000 in cash and was issued 150,000 agent’s options with an exercise price of $0.20 per share, expiring on December 14, 2008, with a fair value of $18,977.  Another $18,183 was paid for other expenses related to the IPO. In July 2007, the 150,000 agent’s options were exercised.

c) Private Placements

On May 9, 2007, the Company closed the brokered portion of the private placement related to completion of its QT for gross proceeds of $3,250,000. This financing was arranged by Pacific International Securities Inc. (the “Agent”) who acted as the Agent for the brokered private placement. The Company issued 6,500,000 subscription receipts of the Company (the “Subscription Receipts”) at $0.50 per Subscription Receipt.

The Company closed the non-brokered portion of the private placement for gross proceeds of $2,950,000 on May 12, 2007 and issued 5,900,000 Subscription Receipts of the Company at $0.50 per Subscription Receipt.

The total gross proceeds from these two financings were $6.2 million and were released to the Company upon the completion of the QT.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

7.

SHARE CAPITAL - CONTINUED

c) Private Placements - continued

The Subscription Receipts were converted into a unit (a “Unit”) upon the closing of the QT. Each Unit consists of one common share and one half of a transferable common share purchase warrant. Each whole warrant allows the holder to purchase one additional share for a period of 24 months at $1.00.

As consideration for its services, the Agent received 455,000 Units as commission and was issued 650,000 agent’s warrants (the “Agent’s Warrants”) entitling the Agent to purchase 650,000 common shares at an exercise price of $0.55 per share until July 5, 2009, with a fair value of $62,353.

The Company also paid a finder’s fee to Leede Financial Markets Inc. (the “Finder”) of $28,000 in cash and 80,000 Finder’s warrants entitling the Finder to purchase 80,000 common shares at an exercise price of $0.55 per share until July 5, 2009, with a fair value of $7,674. Another $23,413 was paid for other expenses related to the private placements.

During the five months ended December 31, 2007, a total of 407,768 Agent’s warrants and Finder’s warrants were exercised. A fair value of $39,117 was recognized on these exercised warrants. Another 160,000 warrants were exercised at $1.00.

On December 21, 2007, the Company completed a non-brokered private placement for gross proceeds of $2,500,000 by issuing 2,500,000 Units at $1.00 per Unit. Each Unit is comprised of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of 18 months at a price of $1.50 per common share.  $370,000 was received in January 2008.

During the year ended December 31, 2008, a total of 320,957 Agent’s warrants and Finder’s warrants were exercised. The Company recorded $30,838 in share capital in respect to these exercised warrants, an amount relating to the fair value recorded on the vesting of these warrants. Another 1,331,193 regular share purchase warrants were exercised at $1.00.

d) Escrow Shares

1,000,000 seed shares were placed in escrow in accordance with the escrow agreement dated October 20, 2006; 1,500,000 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007; and 2,540,850 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007.  Under all these escrow agreements, 10% of the escrowed common shares was released from escrow on the issuance of the Final Exchange Bulletin and an additional 15% will be released on the dates 6 months, 12 months, 18 months, 24 months, 30 months and 36 months following the initial release. 2,016,340 shares have been released as of December 31, 2008, leaving a balance of 3,024,510 shares held in escrow.

379,000 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007.  Under this escrow agreement, 49% of the escrowed common shares was released from escrow on the issuance of the Final Exchange Bulletin and an additional 17% will be released on the dates 12 months, 24 months and 36 months following the initial release. 250,140 shares have been released as of December 31, 2008, leaving a balance of 128,860 shares held in escrow.

The total number of shares held in escrow at December 31, 2008 was 3,153,370.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

7.

SHARE CAPITAL - CONTINUED

d) Escrow Shares – continued

Subsequently, 756,127 shares were released, leaving a total of 2,397,243 shares held in escrow.

e) Performance Bonus Pool

The Company has reserved 2 million common shares (“Bonus Shares”) for future issuance as a performance bonus pool contingent upon the earlier of (a) the completion of an independent NI 43-101 compliant geological resource report that identifies a measured, indicated and inferred mineral resource totaling collectively greater than 2.7 million gold equivalent ounces, subject to various conditions, the first 1 million common shares of which will be issued upon the expansion of the gold equivalent resource to 1.7 million ounces; (b) the day an independent arm’s length third party completes a takeover bid or otherwise acquires over 70% of the issued and outstanding shares of the Company; and (c) the day the Santa Gertrudis Property is sold by the Company to an independent third party, 2,000,000 Bonus Shares or, to the extent that any Bonus Shares have been issued pursuant to (a) above, such lesser number of Bonus Shares such that the total of all Bonus Shares issued to the recipients does not exceed 2,000,000.

f) Stock Options

The Company has established a stock option plan for its directors, officers and consultants under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding common shares of the Company.

On December 14, 2006, the Company granted a total of 250,000 options to the directors with the closing of its IPO with an exercise price of $0.20 per share. During the five months ended December 31, 2007, 120,000 options at $0.20 per share were exercised.  A fair value of $18,051 was recognized on these exercised options. In addition, another 1,575,000 options at $0.50 per share were granted to the directors, officers, advisors and consultants with the closing of its Qualifying Transaction. These options are non-transferable and will expire on July 12, 2012.

The Company granted 150,000 agent’s options on December 14, 2006 upon the closing of its IPO which options were exercisable at $0.20 per share for a period of 24 months (Note 7(b)).  These options were exercised in July 2007.

During the year ended December 31, 2008, 75,000 options were granted to a consultant at an exercise price of $1.60 per share, expiring on January 15, 2013; 620,000 options were granted to directors, officers and consultants of the Company at an exercise price of $1.40 per share, expiring on June 17, 2013; and 300,000 options were granted to a director and a consultant of the Company at an exercise price of $1.35 per share, expiring on September 5, 2013.

During the year ended December 31, 2008, 45,000 options at $0.50 per share were exercised.  A fair value of $8,542 was recognized on these exercised options. Another 5,000 options at $0.50 cancelled. As of December 31, 2008, the Company had a total of 2,650,000 options outstanding, with exercise prices ranging from $0.20 to $1.60, expiring between December 14, 2011 and September 5, 2013.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

7.

SHARE CAPITAL - CONTINUED

f) Stock Options - Continued

Options outstanding at December 31, 2008 and 2007 were as follows:

	December 31, 2008				December 31, 2007
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Weighted Average Grant Date Fair Value	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Weighted Average Grant Date Fair Value

Outstanding, beginning of period	1,705,000	$ 0.48	4.47	$ 0.48	1,825,000	$ 0.46	4.85	$ 0.46
Granted	995,000	1.40	4.50	1.40	-	-	-	-
Exercised	(45,000)	(0.50)	-	0.50	(120,000)	(0.20)	-	0.20
Cancelled	(5,000)	(0.50)	-	0.50	-	-	-	-

Outstanding, end of period	2,650,000	$ 0.82	3.86	$ 0.82	1,705,000	$ 0.48	4.47	$ 0.48

As at December 31, 2008, the Company had the following options outstanding:

Expiry Date	Number of Options	Exercise Price
December 14, 2011	130,000	$0.20
July 12, 2012	1,525,000	$0.50
January 15, 2013	75,000	$1.60
June 17, 2013	620,000	$1.40
September 5, 2013	300,000	$1.35

	2,650,000

g) Stock-based Compensation

The fair value of options reported as compensation expense has been estimated using the Black-Scholes Option Pricing Model using the following assumptions:

	Year ended December 31,2008	Five months ended December 31, 2007	Year ended July 31, 2007
Risk-free interest rate	3.00 – 4.45%	Nil	4.01 - 4.45%
Annualized volatility	108 – 117%	Nil	35 - 117%
Expected dividend yield	Nil	Nil	Nil
Expected option life in years	5 years	Nil	5 years

Based on these variables, stock-based compensation expense for the options vested during the year ended December 31, 2008 was $719,921 (five months ended December 31, 2007 - $Nil; year ended July 31, 2007 - $37,608).

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

7.

SHARE CAPITAL - CONTINUED

g) Stock-based Compensation – Continued

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect fair value estimates and, therefore, it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock-option grants.

h) Warrants

Warrants outstanding at December 31, 2008 and 2007 were as follows:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

Outstanding, July 31, 2007	7,157,500	$ 0.95	1.93

Granted	1,250,000	1.50	1.89
Exercised	(567,768)	0.68	-
Outstanding, December 31, 2007	7,839,732	1.06	1.51

Exercised	(1,652,150)	0.91	-
Outstanding, December 31, 2008	6,187,582	$ 1.10	0.50

As at December 31, 2008, the Company had the following warrants outstanding:

Expiry Date	Number of Warrants	Exercise Price
June 21, 2009	1,250,000	$1.50
July 5, 2009	1,275	$0.55
July 5, 2009	4,936,307	$1.00
	6,187,582

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

8.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2008, the Company:

a)  incurred an expense of $7,000 (five months ended December 31, 2007 - $2,500; year ended July 31, 2007 - $4,000) for rent to a private company controlled by a director of the Company.

b)

incurred an expense of $135,000 (five months ended December 31, 2007 - $46,500; year ended July 31, 2007 - $6,500) for management and accounting services to a private company controlled by a director of the Company.

As at December 31, 2008, a total of $13,162 (December 31, 2007 - $16,718) was owed to a private company controlled by a director of the Company for accounting, management fees and rent.

9.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the year ended December 31, 2008,

(a)

The Company issued a total of 992,266 common shares valued at $971,293 for option payments, a net royalty smelter purchase payment and a property acquisition payment (Note 5).

(b)

The Company issued 325,829 common shares valued at $509,475 for the first anniversary of the Qualifying Transaction payment of US$500,000 (Note 4).

(c)

The Company received interest income in cash for $180,349.

During the five months ended December 31, 2007,

(a)

The Company issued 21,739 common shares valued at $20,000 for on option payment (Note 5).

(b)

The Company received interest income in cash for $1,072.

During the year ended July 31, 2007,

(a)

The Company issued an aggregate of 5,250,000 common shares valued at $2,625,000 for the acquisition of First Silver, Recursos and Chuqui (Note 4).

(b)

The Company issued 379,000 common shares valued at $189,500 for a finder’s fee (Note 4).

(c)

The Company issued 455,000 common shares valued at $227,500 for the Agent’s commission (Note 7(c)).

10.

COMMITMENTS AND CONTINGENCIES

The Company is committed to pay US$15,000 each quarter to a private company for corporate development work for 12 months from July 6, 2008 to July 5, 2009.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

11.

INCOME TAXES

A reconciliation of income tax recovery at statutory rates compared to reported income tax recovery is as follows:

	Year ended December 31, 2008	Five months ended December 31, 2007	Year ended July 31, 2007
Loss for the period	$ (1,662,520)	$ (109,613)	$ (182,488)

Expected income tax recovery	(507,069)	(37,378)	(62,866)
Non-deductible expenses	220,371	(36,092)	12,045
Impact of change tax rate	59,851	-	-
Unrecognized benefit of non-capital losses	226,847	73,470	50,821

Total income tax recovery	$ -	$ -	$ -

The significant components of the Company’s future income tax assets and liabilities at December 31, 2008 and 2007 are as follows:

	2008	2007
Future income tax assets (liabilities):
Non-capital loss carryforwards	$ 300,367	$ 187,081
Resource expenses	983,645	254,119
Impact of change in tax rate	(27,542)	(11,435)

Future income tax assets	1,286,470	429,765
Valuation allowance	(1,286,470)	(429,765)

Net future income tax assets	$ -	$ -

The following is a schedule of the Company’s aggregate non-capital losses available to reduce taxable income in Canada in future years, expiring between 2025 and 2028 as follows:

Year of Expiration	Non-Capital Loss

2025	$ 1,870
2026	265,968
2027	174,946
2028	640,388
$ 1,083,172

The future tax benefits, if any, resulting from the application of these losses have been offset by a valuation allowance, as it cannot be considered likely that these amounts will be utilized.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

 12.

SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	Mexico	Total
Year ended December 31, 2008
Loss for the year	$(1,508,272)	$(154,248)	$(1,662,520)
Capital expenditures	$-	$4,399,045	$4,399,045

Five months ended December 31, 2007
Loss for the period	$(52,326)	$(57,287)	$(109,613)
Capital expenditures	$-	$717,968	$717,968

Year ended July 31, 2007
Loss for the year	$(180,803)	$(1,685)	$(182,488)
Capital expenditures	$-	$371,612	$371,612

As at December 31, 2008
Assets	$3,496,552	$12,255,569	$15,752,121

As at December 31, 2007
Assets	$7,052,490	$6,526,136	$13,578,626

13.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, amounts receivable, prepaid expenses, accounts payables and accrued liabilities and Due to MetalQuest Minerals Inc. approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

13.

FINANCIAL INSTRUMENTS – CONTINUED

(b)

Credit risk

The Company’s cash and cash equivalents are held in a Canadian financial institution.  The Company does not have any asset-backed commercial paper in its cash and cash equivalents.  The Company’s amount receivable consists primarily of goods and services tax due from the federal government of Canada.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity.

14.

MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital (see Note 7). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP"), and that impact financial statement line items, are described below.

Mineral property costs

Under Canadian GAAP, mineral exploration expenditures can be deferred on prospective mineral rights until such time as it is determined that further exploration work is not warranted, at which time the mineral exploration expenditures are written-off.  Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the mineral rights are capable of economic commercial production.

	December 31 2008	December 31 2007	July 31 2007
a) Assets
Mineral property costs under Canadian GAAP	$ 11,827,534	$ 6,432,526	$ 5,700,015
Less deferred costs expensed under U.S. GAAP	(11,827,534)	(6,432,526)	(5,700,015)
Mineral property costs under U.S. GAAP	$ -	$ -	$ -

b) Operations
Net loss under Canadian GAAP	$ (1,662,521)	$ (109,613)	$ (180,488)
Mineral property costs expensed under U.S.GAAP	(5,395,008)	(732,511)	(5,700,015)
Net loss under U.S. GAAP	$ (7,057,529)	$ (842,124)	$ (5,882,503)

c) Deficit
Closing deficit under Canadian GAAP	$ (1,956,492)	$ (293,971)	$ (184,358)
Adjustment to deficit for mineral property costs expensed under U.S. GAAP	(11,827,534)	(6,432,526)	(5,700,015)
Closing deficit under U.S. GAAP	$ (13,784,026)	$ (6,726,497)	$ (5,884,373)

d) Cash flows - Operating activities
Cash used in operating activities - Canadian GAAP	$ (240,281)	$ (710,847)	$ (111,462)
Loss under Canadian GAAP	1,662,521	109,613	182,488
Loss under U.S. GAAP	(7,057,529)	(842,124)	(5,882,503)
Non-cash exploration costs expensed under U.S. GAAP	1,023,413	32,963	5,328,403
Cash used in operating activities - U.S. GAAP	$ (4,611,876)	$ (1,410,395)	$ (483,074)

e) Cash flows - Investing Activities
Cash used in investing activities - Canadian GAAP	$ (4,399,046)	$ (717,968)	$ (1,263,691)
Mineral property costs expensed under U.S. GAAP	4,371,596	699,548	371,612
Cash used in from investing activities - U.S. GAAP	$ (27,450)	$ (18,420)	$ (892,079)

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

16.

SUBSEQUENT EVENT

On March 16, 2009, the Company exercised its right to make the second anniversary payment of US$500,000 due to MetalQuest in shares and issued 637,700 common shares at $0.50 per share to MetalQuest for 50% of the current portion due. The remaining US$250,000 will be paid on July 5, 2009, in cash or common shares at the Company’s discretion.